Exhibit 15.2

Hollysys Automation Technologies Ltd.

No. 2 Disheng Middle Road,

Beijing Economic-Technological Development Area,

Beijing, People’s Republic of China, 100176

September 20, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hollysys Automation Technologies Ltd.
Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, Hollysys Automation Technologies Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

In October 2022, the Company was conclusively identified by the SEC as a Commission Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the fiscal year ended June 30, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) with an audit report issued by Union Power HK CPA Limited, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Union Power HK CPA Limited is a registered public accounting firm headquartered in Hong Kong, a foreign jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

To the Company’s best knowledge and based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, including beneficial ownership reports on Schedule 13G, and reports filed by institutional managers on Form 13-F, and where applicable, the amendments thereto, as well as inquiries to the relevant shareholders by the Company, other than the following entities, no other person beneficially owned 5% or more of the Company’s outstanding shares, as of September 2, 2023.

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FIL Ltd. FIL Ltd. was founded in Bermuda and owned by Pandanus Partners, L.P. (“Pandanus”). While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. (“PAI”) acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL’s Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities of the Company. Based on the total outstanding shares of the Company as of September 2, 2023 and assuming that FIL Ltd.’s shareholding had not changed since December 31, 2022, FIL Ltd. beneficially owned 8.95% of the Company’s total issued and outstanding shares as of September 2, 2023. To the best knowledge of the Company, none of the entities or individual described above is controlled by or affiliated with any governmental entity in Hong Kong.

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Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. is organized as a Colorado limited partnership. Based on the total outstanding shares of the Company as of September 2, 2023 and assuming that FIL Ltd.’s shareholding had not changed since December 31, 2022, FIL Ltd. beneficially owned 8.86% of the Company’s total issued and outstanding shares as of September 2, 2023. To the best knowledge of the Company, Davis Selected Advisers, L.P. is not controlled by or affiliated with any governmental entity in Hong Kong.

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Ace Lead Profits Limited. Ace Lead Profits Limited (“Ace Lead”) is a company incorporated in the British Virgin Islands. As reported in a Schedule 13D filed with the SEC on June 29, 2021, Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao and Mr. Shao may be deemed to be a beneficial owner of the shares held by Ace Lead Profits Limited. Based on the total outstanding shares of the Company as of September 2, 2023, such beneficial ownership accounted for 6.68% of the Company’s total issued and outstanding shares as of September 2, 2023. The board of directors of the Company has received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”). The Legal Action is still ongoing as of the date of this submission. Pending resolution of the Legal Action, the beneficial ownership of our shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao is yet to be ascertained. To the best knowledge of the Company, neither the Committee or Baiqing Shao is controlled by or affiliated with any governmental entity in Hong Kong.

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Yiheng Capital, LLC. Yiheng Capital Management, L.P. (“Yiheng Capital”) is organized as a limited partnership in California. Based on the total outstanding shares of the Company as of September 2, 2023 and assuming that Yiheng Capital’s shareholding had not changed since December 31, 2022, Yiheng Capital beneficially owned 6.39% of the Company’s total issued and outstanding shares as of September 2, 2023. To the best knowledge of the Company, Yiheng Capital is not controlled by or affiliated with any governmental entity in Hong Kong.

Please refer to “Item 6.E. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 for more details.

Based on the foregoing, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to control the ownership or management of the Company.

The Company has not relied on any legal opinions or third-party certifications, such as affidavits, as the basis for this submission under the Item 16I(a) of Form 20-F.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Miranda So, Davis Polk & Wardwell, at (852) 2533-3373 and Kevin Zhang, Davis Polk & Wardwell, at (852) 2533-3384.

[Signature Page to Follow]

Very truly yours,

/s/ Changli Wang
Name: Changli Wang
Title: Chief Executive Officer

cc: Miranda So, Davis Polk & Wardwell

      Kevin Zhang, Davis Polk & Wardwell